UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Forty Seven, Inc.

(Name of Subject Company)

Forty Seven, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

34983P 104

(CUSIP Number of Class of Securities)

Mark A. McCamish, M.D.

President and Chief Executive Officer

Forty Seven, Inc.

1490 O’Brien Drive, Suite A

Menlo Park, California 94025

(650) 352-4150

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jamie Leigh

Eric C. Jensen
John T. McKenna
Ben Beerle
Cooley LLP
101 California St, 5th Floor
San Francisco, CA 94111
(415) 693-2000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Forty Seven, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on March 10, 2020, relating to the tender offer by Toro Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares” and each, a “Share”) at a price per Share of $95.50, net to the seller in cash, without interest and subject to any withholding of tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2020, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (together with the Offer to Purchase, the “Offer”).  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 6.  This Amendment No. 6 is being filed to reflect certain updates as set forth below.

Item 8.   Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding under a new section entitled “Expiration of the Offering Period” before the heading “Forward-Looking Statements” on page 41 of the Schedule 14D-9 the following paragraphs:

“At one minute after 11:59 p.m. Eastern Time on April 6, 2020, the Offer expired. Computershare Trust Company, N.A. the depositary and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 43,040,853 Shares (not including 2,133,813 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered in satisfaction of such guarantee), representing approximately 89.07% of the Company’s then-outstanding Shares, had been validly tendered (and not validly withdrawn) pursuant to the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the minimum tender condition set forth in the Merger Agreement, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares that were validly tendered and not validly withdrawn prior to the expiration of the Offer and will promptly pay for all such Shares.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Accordingly, pursuant to the Merger Agreement, Gilead and Purchaser will complete the acquisition of the Company through the Merger without a meeting of the stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time and as a result of the Merger, each Share issued and outstanding immediately prior to such time (other than Excluded Shares) will be automatically converted into the right to receive the Offer Price, in cash, without interest thereon and net of any applicable withholding taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Global Select Market. Pursuant to the terms of the Merger Agreement, the Company and Purchaser will take steps to cause the Shares to be deregistered under the Exchange Act as promptly as practicable.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORTY SEVEN, INC.

Dated: April 7, 2020	By:	/s/ Ann D. Rhoads
		Name:	Ann D. Rhoads
		Title:	Chief Financial Officer

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